3 Embarcadero Center, 26th Floor, San Francisco, CA 94111 p1.415.365.7442

April 29, 2019

John Stickel

Attorney-Advisor

AD Office 5 – Transportation and Leisure

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital2, Inc.
Draft Registration Statement on Form S-1
Submitted March 22, 2019
CIK No. 0001770141

Dear Mr. Stickel:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, GigCapital2, Inc. (“GigCapital2” or the “Company”), by your letter dated April 16, 2019 (the “Comment Letter”), regarding the above-referenced filing (the “Draft Registration Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital will file DRS/A Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) reflecting the Commission’s requested disclosure edits.

Initial Business Combination, page 5

Comment 1. We note your disclosure that if the board is not able independently to determine the fair market value of the target business or businesses, you will obtain an opinion from an independent investment banking firm or another independent entity. Consistent with your disclosure on page 38, please disclose here that you are not required to obtain a fairness opinion from an independent investment banking firm or an independent accounting firm unless you pursue a business combination with an affiliated entity.

Response: The disclosure has been revised as requested. Please see pages 6 and 17 of the Amended Draft Registration Statement.

Our amended and restated certificate of incorporation, page 39

Comment 2. We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including “derivative actions.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the

Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, also revise your prospectus to state that there is uncertainty as to whether a court would enforce this provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws. If this provision does not apply to actions arising under the Securities Act or Exchange Act, ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The disclosure has been revised to clarify that the provision does not apply to actions arising under the Securities Act or Exchange Act as requested. Please see pages 38 and 111 of the Amended Draft Registration Statement.

Initial Business Combination

Stockholders May Not Have the Ability to Approve an Initial Business Combination, page 79

Comment 3. You state that your determination to seek stockholder approval of a proposed business combination will be based on “a variety of factors.” Please describe the factors that you will consider in making this determination and briefly explain how the timing of the proposed transaction would weigh in favor or against a determination to seek stockholder approval.

Response: The disclosure has been revised as requested. Please see page 77 of the Amended Draft Registration Statement.

*        *        *

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 365-7442 or via email at jselman@crowell.com or Renée Delphin-Rodriguez, at (213) 310-7988 or via email at rdelphin-rodriguez@crowell.com.

Sincerely,

/s/ Jeffrey C. Selman
Jeffrey C. Selman

cc: Dr. Avi S. Katz

Enclosures